NO ACT

PE 3-10-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005940

March 16, 2011

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-16-11

Re: FMC Corporation
Incoming letter dated March 10, 2011

Dear Mr. Brook:

This is in response to your letters dated March 10, 2011 and March 15, 2011 concerning the shareholder proposal you submitted to FMC. We also have received letters from FMC dated March 9, 2011 and March 14, 2011. On February 25, 2011, we issued our response expressing our informal view that FMC could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Andrea E. Utecht
Executive Vice President, General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

*** FISMA & OMB Memorandum M-07-16 ***

Sent via email and U.S. Mail

March 15, 2011

The Honorable Mary L. Schapiro, Chairman
U.S. Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Mr. Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Response to FMC Letter, Dated March 14, 2011, as it relates to the:** **Request for Reconsideration and/or Appeal to the Commission** on Behalf of David Brook, No Action Letter Issued February 25, 2011, Rule 14a-8(i)(7), Regarding Shareholder Proposal on Product Stewardship Reporting and Human Equality Declaration, FMC 2011 Proxy Materials

Dear Ms. Schapiro and Mr. Kim:

I am writing on behalf of myself, David Brook (the "Proponent"), relating to a shareholder proposal submitted on November 16, 2010, the "Brook Proposal" sent to FMC Corporation (FMC") for consideration at its 2011 meeting of shareholders. The details of the submittals have been provided in previous correspondence. There is a need to provide a brief response in light of the FMC letter, dated March 14, 2011.

Ms. Utecht, a high level officer of FMC, has made numerous inflammatory and strange assertions as to what I intended to say in my Reconsideration/Appeal Letter, ("Appeal" letter) dated March 10, 2011. I need to answer these confused statements, since I do not suggest or imply things, I simply state them and then, only if I have sufficient support for those assertions. Since I wrote the Appeal letter alluded to, I think that I should know what I intended to state. I never stated, nor suggested that FMC is somehow engaged in the sale of illegal products. I have no reason to believe that and I certainly did not state it or suggest it. For FMC to make this bizarre assertion is personally offensive and seemingly focused on some unprofessional attempt at character assassination. I have met Ms. Utecht and it seems out of character, so I think this letter is probably not her doing, but it was written by FMC's outside counsel as a "take-no-prisoners" approach in some desperate attempt to do what was necessary to try to discredit this Appeal and me. Unfortunately, it appears that FMC is spinning a little web of deception in its own arguments. This effort to mislead Staff should be rejected.

I stand by my Appeal letter, dated March 10, 2011. It is clearly worded and supported by the facts. The information is correct, there is no hidden agenda and it should be taken at face value. The arguments presented are valid. If Staff objectively reviews the information it will easily identify that the Appeal is strongly supported by the facts, by Staff Bulletins and by prior Staff Decisions. The one area of the illegal use of legal products, appears however to be one of first impression. As is common in any tribunal, I raise this issue and offer my thoughts on how the Staff should decide such an issue.

The Brook Appeal raises two valid legal issues as it relates only to the Staff decision on the grounds of "ordinary business." Briefly:

1. The Brook Proposal will, if implemented act to minimize harm to the environment and the public's health and therefore should be allowed to proceed. FMC admits that while it may sell to "licensed" distributors, it thinks that its legal obligations for safe use of its products ends there. It does not and should not and the Brook Proposal would require FMC to take greater responsibility to prevent environmental harm and harm to the public's health. This is exactly in keeping with Staff Guidance SLB No. 14E, which states, in part: "...**To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).**" (Emphasis added.)

2. The Brook Human Equality Declaration Proposal is strictly a policy proposal request and it has nothing to do with ordinary business. Staff decisions have readily differentiated between a policy proposal and a product proposal and the Brook Proposal is a policy proposal and should therefore be allowed. The important issue for Staff consideration is the fact that this component of the Brook Proposal was never considered or reviewed by Staff. Since this human rights and human equality issue transcends the day-to-day business operations of FMC, it raises policy issues so significant that it would be appropriate for a shareholder vote. FMC's arguments about how a policy equals products, if accepted by Staff would lead to an absurd conclusion, since every company in this country produces "products" for which each could argue that every shareholder proposal should be excluded because it relates to ordinary business. Staff has not previously concluded such in any broad-brush fashion and this should not be the conclusion with the Brook Proposal for the human equality declaration.

Thank you for your patience as you sift through and better understand why this Appeal has merit and why Staff should act to change its decision. Should you have any questions or would like any additional information please feel free to contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Brook

Cc: Ms. Andrea Utecht, FMC General Counsel

Andrea E Utecht
Executive Vice President
General Counsel and Secretary

FMC Corporation
1735 Market Street
Philadelphia Pennsylvania 19103
215 299 6990



Via Federal Express, Email and Fax 703-813-6983

March 14, 2011

The Honorable Mary L. Shapiro, Chairman
U.S. Securities and Exchange Commission
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Mr. Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: FMC Corporation
Shareholder Proposal of David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ms. Shapiro and Mr. Kim:

This letter relates to a shareholder proposal (the "Proposal") submitted on November 16, 2010 to FMC Corporation (the "Company") by Mr. David Brook (the "Proponent"). On December 29, 2010, the Company sent a letter (the "No Action Request") to the staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission (the "Commission"), pursuant to which the Company requested that the Staff confirm that it would not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company were to exclude the Proposal from its proxy statement and form of proxy (the "2011 Proxy Materials") for its 2011 Annual Meeting of the Shareholders (the "2011 Annual Meeting"). On January 24, 2011, the Proponent sent a response letter (the "Proponent Response Letter") to the Staff arguing that exclusion of the Proposal from the Company's 2011 Proxy Materials under Rule 14a-8 was not warranted. On February 4, 2011, the Company sent a letter (the "Company Rebuttal Letter") to the Staff in response to the Proponent Response Letter, and on February 8, 2011, the Proponent sent a further letter (the "Proponent Rebuttal Letter") to the Staff in response to the Company Rebuttal Letter. On February 25,

2011, the Staff issued a letter (the "No Action Letter") granting the Company's No Action request on the grounds that the Proposal may be excluded under Rule 14a-8(i)(7), as it relates to the Company's ordinary business operations. Shortly after the Company became aware of the Proponent's intention to appeal the No Action Letter, on March 9, 2011, the Company sent a letter to the Staff, communicating certain procedural and timing objections relating to the Proponent's potential appeal. On March 10, 2011, the Proponent sent a letter to you (the "Appeal") requesting reconsideration and/or appealing the No Action Letter. This letter is in response to the Appeal. As the Staff and the Proponent have previously received the foregoing submissions, we have not found it necessary to attach them to this letter, but we would be happy to provide any of the foregoing upon your request.

INTRODUCTORY STATEMENT

Contrary to the Proponent's position in the Appeal, we do not agree that it "is apparent that the SEC reviewer(s) failed to conduct an appropriate inquiry into the nature of the Brook Proposal." Instead, we continue to maintain that the Company is entitled to exclude the Proposal not only on the basis of Rule 14a-8(i)(7) – which was the stated basis for the No Action Letter – but also on the basis of Rule 14a-8(i)(3) and Rule 14a-8(i)(10), as more fully detailed in the No Action Request and the Company Rebuttal Letter. While we will not rehash our arguments previously set forth in the No Action Request and the Company Rebuttal Letter, we would like to respond to certain points raised by the Proponent in the Appeal which the Company maintains are misleading, unsubstantiated by Staff guidance or Staff no action precedent and/or procedurally inequitable.

ANALYSIS

I. The Appeal Contains Materially False and/or Misleading Assertions.

In the Appeal, the Proponent argues that "the basic distinction" between the Company's products and those products the Proponent seemingly agrees are entitled to the ordinary business exclusion of Rule 14a-8(i)(7) "is that the identified ordinary business exclusions appear to all focus on controlling or stopping the sales of *legal* products" (emphasis added). This statement, together with other statements throughout the Appeal, suggests that the Company is engaged in the sale of illegal products. This suggestion is patently false and is materially misleading. The Company prides itself on its record of legal compliance, and the Company's officers, directors and employees are required to abide by a robust Code of Ethics and Business Conduct. As extensively discussed in the No Action Request, the Company's products are *legal*. The sale of Furadan, like all of the Company's other pesticide products, is regulated by governments in every country around the world where it is sold, and Furadan cannot be sold in any country without submission of relevant data and issuance of a product registration. In addition to this governmental regulation, the Company sells its pesticides only to *licensed* distributors worldwide and authorizes the sale and distribution of Furadan only to *licensed* retail shops that sell agricultural products. With rare exceptions, growers who purchase Furadan have been using this product responsibly and safely for over 40 years because it substantially increases crop yields in an efficient and affordable manner. Accordingly, and contrary to the Proponent's assertions, the Proposal is analogous to any shareholder proposal attempting to "regulate the use of legal products," and properly falls within Rule 14a-8(i)(7).

Similarly, the Proponent's insistence that "depending on where you live, a five year old child may be able to go to the corner store, purchase Furadan (or any other poison) take it home and play with it or eat it," is materially false. As discussed in the No Action Request and the Company Rebuttal Letter, the sale of Furadan is globally regulated, and the Company only sells such products to *licensed* distributors and authorizes the sale to *licensed* retail shops. Even in a hypothetical situation in which a retailer were to fail to comply with applicable laws governing restrictions on sale, a child's purchase and subsequent ingestion of Furadan, while tragic, would not transcend the *Company's* sale of this product into a significant social policy issue, inasmuch as the unintended misuse of nearly *any* agricultural or other chemical product – including many household cleaning materials found underneath that same five year old child's kitchen sink – may result in death or serious bodily harm.

The Proponent's analogy of the Proposal to two specific precedent no action letters, in which Rule 14a-8(i)(7) was deemed not to apply, is inappropriate. These two precedents both complained of actions – *by the company that was the target of the proposal or agents acting at the company's direction* – that were considered to have an adverse impact on the environment. In the *Devry, Inc.* letter (avail. September 25, 2009), the shareholder proposal complained of the performance of medically unnecessary surgeries on animals *by the company*. In the *Chesapeake Energy Corporation* letter (avail. April 13, 2010), the shareholder proposal complained of natural gas drilling *by the company or contractors engaged by the company to do so*. In contrast, the Proposal in the instant case is concerned with the alleged third party criminal misuse of legal, regulated products to poison wildlife and third party "contamination of the soil and groundwater from the unregulated dumping of these chemicals." These are not acts carried out or sanctioned by the Company or anyone acting on behalf of or at the direction of the Company. To the contrary, the sale and distribution of the Company's products is highly regulated and is carried out by the Company in compliance with all environmental laws. Furthermore, the Company's product literature and employee, handler and user training materials provide instruction for the proper use and disposal of the Company's products so as not to harm wildlife or the environment.

As extensively supported in the No Action Request and the Company Rebuttal Letter, the Company has comprehensive documented processes and policies in place to minimize the chances of improper sale or use of its products and to ensure that high standards of public health and safety are achieved in all aspects of the Company's operations. Such processes and policies comprise the Company's stewardship program (the "Stewardship Program"). The Company respectfully submits that the Stewardship Program satisfactorily deals with the underlying concerns of the Proposal and that the essential objectives of the Proposal have been addressed, entitling the Company to exclusion of the Proposal under Rule 14a-8(i)(10). Beyond that, as demonstrated in the Company's prior submissions, in most cases where African wildlife is reported to have been poisoned with "Furadan," where physical or detailed photographic evidence is collected and tested through reliable physical and chemical testing methods, the actual poisoning agent has been demonstrated *not* to have been Furadan at all, or for that matter, any other product manufactured or distributed by FMC Corporation or any of its subsidiaries, affiliates or business partners.

In the Appeal, the Proponent insists that "Furadan and its break down products have been found in surface runoff and groundwater in the United States and it causes harm to wildlife and people who may use surface or groundwater for potable water." While trace amounts of carbofuran have on rare occasions been detected in ground water in the United States (as are hundreds of other chemical and biological compounds which are tested for by water companies), the Proponent's conclusion that such trace amounts have actually caused harm to wildlife and people is false and materially misleading. The Company conducted a ground water monitoring analysis at the time that carbofuran-based pesticide sales (including Furadan) in the U.S. were at their peak, in the 1980s, and the results revealed that 98% of the 12,000 wells tested had no detectable carbofuran residues, and of the balance, only four had detectable carbofuran levels exceeding 10 parts per billion (whereas the EPA's safe drinking water limit MCL, or maximum contaminant level, is 40 parts per billion). The Proponent's assertion is merely another example of the materially false and misleading claims set forth in the Appeal.

II. The Appeal Contains Arguments that are Unsubstantiated by Staff Bulletins and/or No Action Precedent.

The Proponent maintains that "the definition of 'ordinary business' by its very nature cannot and should not envision the SEC ever classifying proposals that deal with using company products for criminal acts, to ever be considered by their very nature as 'ordinary business.'" The Proponent is suggesting that shareholder proposals relating to rare events of third party criminal misuse of a company's products are ineligible for exclusion under Rule 14a-8(i)(7) as matters dealing with the Company's ordinary business. The Proponent has not provided any legal basis for this proposition, and the Proponent admits as much when he states, "[a] diligent effort by the Proponent to research any similar shareholder proposals relating to product misuse for criminal enterprises could not be found."

In addition, the Proponent asserts that because "Marshal is completely unregulated by the United States government, that its use cannot be considered 'ordinary business,' since the structure of the SEC is based upon the government having jurisdiction over the operations of a company." As with the Proponent's prior assertion, there is no legal support for this proposition, and substantively the argument is unfounded as the Company's securities law obligations apply equally to its operations in the United States as its operations overseas. Accordingly, the Proponent's related conclusion is completely unsubstantiated when he states that the Commission "should defer to shareholder owners of the company to raise these international issues, for which there is no other avenue of control." The Company respectfully submits that, contrary to the Proponent's assertion, the Proposal touches on the exact type of subject matter that falls *outside* the scope of shareholder oversight under Rule 14a-8(i)(7), which is designed to exclude proposals falling within the purview of a company's board of directors. As the Staff has stated, the first central consideration upon which the policy of Rule 14a-8(i)(7) rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 34-40018 (May 21, 1998). The Staff's second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." As discussed in the No Action Request, the Proposal clearly deals with the sale of the Company's products, and as such, it relates to subject matter that falls outside the scope of shareholder oversight and seeks to micromanage the Company's Board of Directors. Accordingly, the Company believes that the No Action Letter properly concludes that the Proposal may be excluded under Rule 14a-8(i)(7).

III. The Proposal's "Human Equality Declaration" is Excludable Under Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

In the Appeal, the Proponent asserts that the Staff failed to review his "human equality declaration" in rendering its decision in the No Action Letter, as that aspect of the Proposal supposedly "has nothing to do with products." But even the Proponent's own supporting statement to the Proposal defining the "human equality declaration" reveals otherwise. The Proponent explains that the Company should amend its corporate responsibility policies because they "afford Americans greater protections from exposure than third world people, who are allowed unlimited exposure to Furadan." Furadan is a product manufactured and distributed by the Company. While the Proponent's foregoing assertion concerning human exposure to Furadan is substantively incorrect as noted in our earlier filings, the proposed "human equality declaration," in the Proponent's own words, directly relates to the Company's products, and as such, is excludable under Rule 14a-8(i)(7) as part of the Company's ordinary business operations. The Staff's reference to Rule 14a-8(i)(7) as the basis for exclusion of the Proposal subsumed all aspects of the Proposal, including the "human equality declaration."

The "human equality declaration" deals with the safety of human exposure to Furadan, a Company product. For companies in the chemical industry like FMC, the issue of product safety is one that permeates ordinary business operations at many different levels within the corporate organization. Every regulated product manufactured by the Company proceeds through design, testing and feasibility stages, in which product safety to handlers, customers and the broader community – regardless of global geographic location – is a key concern. The Company's non-discriminatory human safety practices are institutionalized through the daily practices of the Company's global employees and are inherent in every phase of the Company's operations, from product development, to manufacturing, operations, delivery to customers, and product use. If the Company detects or even suspects the occurrence of any adverse effects to the Company's distributors, customers, retailers, growers, or the communities in which the Company operates, the situation is evaluated and the appropriate remedial action is taken, ranging from enhanced or modified training, to product modification, to full withdrawal of a product from the regional or global market.

Because the management of product safety issues touches upon so many aspects of the Company's ordinary business operations, the "human equality declaration" fits the Staff's description of a shareholder proposal eligible for exclusion under Rule 14a-8(i)(7) by seeking "to 'micro-manage' the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

In addition, and as extensively supported in the No Action Request and the Company Rebuttal Letter, the Company has substantially implemented the essential objectives of the "human equality declaration." The Company conducts its business in a consistent manner worldwide that protects public and occupational health and the environment. Specifically, the Company complies with the Code of Conduct of the Food and Agricultural Organization of the United Nations, the American Chemistry Council's Responsible Care Guidelines, and the Company's Code of Ethics and Business Conduct, which in the aggregate, substantially incorporate the Company's commitment to the Proposal's human equality declaration. In addition to its adherence to these written policies, the Company's practices and procedures also demonstrate the Company's commitment to the essential objectives of the Proposal's human equality declaration because the Company's adverse effects reporting, data collection and trend analyses are conducted on a global basis, and responsive action plans are implemented on a worldwide scale across all the products of the Company's Agricultural Products Group. Consequently, the Company maintains that the human equality declaration is excludable under Rule 14a-8(i)(10), in addition to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

IV. The Appeal is Procedurally Inequitable.

As mentioned in the Appeal Notice, the Appeal creates certain problematic procedural and timing issues related to the Company's preparation of the 2011 Proxy Materials. The Appeal was filed with the Commission on March 10, 2011, at which time the Company was already in the process of finalizing its 2011 Proxy Materials for printing, to facilitate a mailing to shareholders on March 21, 2011. Accordingly, any reversal or reconsideration of the No Action Letter would create costly and problematic logistical issues to ensure that the 2011 Annual Meeting proceeds as scheduled, and may well require that the previously publicly announced meeting date be postponed. The Proponent's insinuation that the Company has itself created the "time crunch" by submitting "large volumes of materials" is, at best, misguided. The Company respectfully submits that its prior submissions were aimed at providing the Commission (and the Proponent) with evidence of the comprehensive scope of the Company's extensive Stewardship Program. Moreover, the Appeal raises additional legal arguments not previously asserted by the Proponent, who had ample opportunity to make such claims in the Proponent Response Letter and the Proponent Rebuttal Letter.

CONCLUSION

Contrary to the Proponent's assertion that the No Action Letter represents a "glaringly erroneous decision by Staff," the Company concurs with the Staff that the Proposal may be excluded from the Company's 2011 Proxy Materials under Rule 14a-8(i)(7). As discussed in more detail in the No Action Request and the Company Rebuttal Letter, the Company respectfully submits that the No Action Letter is adequately supported by Staff guidance and no action precedent, and that, in addition to Rule 14a-8(i)(7), additional compelling bases for exclusion are found in Rule 14a-8(i)(3) and Rule 14a-8(i)(10). Conversely, the Appeal is materially misleading, contains new legal arguments that are unsubstantiated by Staff guidance or Staff no action precedent, and is procedurally inequitable because the Company is in the final stages of production of its 2011 Proxy Materials. In addition, the Company maintains that the Proposal's "human equality declaration" necessarily pertains to the Company's ordinary business operations. Accordingly, the Company respectfully requests that the Staff not reverse or reconsider the No Action Letter.

To facilitate transmission of the Staff's response, my facsimile number is (215) 299-6728. If the Company can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (215) 299-6990. Thank you for your consideration of this request.

Respectfully,



Andrea E. Utecht
Executive Vice President, General Counsel and Secretary
FMC Corporation

Enclosures

Cc: Mr. David Brook (w/encl. Via email and Federal Express)
Ms. Carmen Moncada-Terry, Securities and Exchange Commission (w/encl. Via fax, email and Federal Express)

RECEIVED
2011 MAR 16 AM 11: 07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

Sent via email and U.S. Mail

March 10, 2011

The Honorable Mary L. Schapiro, Chairman
U.S. Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Mr. Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Request for Reconsideration and/or Appeal to the Commission** on Behalf of David Brook, No Action Letter Issued February 25, 2011, Rule 14a-8(i)(7), Regarding Shareholder Proposal on Product Stewardship Reporting and Human Equality Declaration, FMC 2011 Proxy Materials

Dear Ms. Schapiro and Mr. Kim:

I am writing on behalf of myself, David Brook (the "Proponent"), relating to a shareholder proposal submitted on November 16, 2010, the "Brook Proposal" sent to FMC Corporation (FMC") for consideration at its 2011 meeting of shareholders. On December 29, 2010, FMC sent a letter to the Staff arguing that the Brook Proposal may be excluded from the Company's 2011 proxy statement under Rule 14a-8(i)(7) and (i)(3) and (i)(10). On January 24, 2010 the Proponent submitted arguments in support of the Brook Proposal. On February 4, 2011, FMC provided a response to Proponents arguments and on February 8, 2011, Proponent replied to FMC's reply. Staff chose to not address the other two grounds raised and rendered its decision on February 25, 2011, (received on March 3, 2011) granting the no action request on the one ground that the proposal relates to ordinary business (i.e., FMC products). I am writing to appeal to the full Commission the No Action Decision (enclosed) and/or to request a full reconsideration of this glaringly erroneous decision by Staff.

Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to Ms. Andrea Utecht, General Counsel, FMC.

THE PROPOSAL:

The Brook Proposal asks FMC to do two things: First, to issue a report to shareholders by October, 2011, at reasonable cost and excluding proprietary information, on the misuse of FMC Products and proposing ways to prevent future intentional poisoning of wildlife and other misuses. This part of the proposal grew out of the intentional criminal misuse of Furadan, and other pesticides such as Marshal, which is not even sold or regulated in the United States, for the poisoning of wildlife in the United States and Africa. Second, the proposal specifically asks for FMC to establish a human equality declaration as it relates to setting a standard for human exposure to its pesticides. This part of the proposal originated from a concern that FMC should examine why it allows humans in other parts of the world to be freely exposed to these dangerous pesticides when United States citizens are restricted from exposure.

BASIS FOR APPEAL:

The SEC in its letter opinion dated February 25, 2011, stated only that the Brook Proposal requests "the board to establish a product stewardship program that includes elements set forth in the proposal." This statement failed to recognize that the Brook Proposal asked for two actions, not one. It is apparent that the SEC reviewer(s) failed to conduct an appropriate inquiry into the nature of the Brook Proposal, since:

1. The stewardship component involves among other things, minimizing or eliminating operations and activities of FMC which adversely impact the environment and the public's health. This issue was not addressed in the materials submitted by the Proponent, since it was felt that the issue of animal extinction was more than adequate to convince the SEC as to its merits. Since establishing a credible stewardship program will minimize or eliminate FMC operations which adversely affect the environment and the public's health, the Brook Proposal does not involve "ordinary business" and even if it did, the nature of the proposal raises sufficiently significant social policy issues as to transcend the day-to day operations of FMC, and

2. The Brook Proposal raises a **completely separate second component** that relates to **human equality** and the Staff failed to properly review this issue. This issue was not even addressed by the Staff. This is critical, since FMC has never done anything as it relates to this human equality principle. Therefore, by its very nature FMC has never even considered this principle, let alone substantially implemented a human equality declaration, nor could anyone seriously argue that a human equality declaration relates to the ordinary business of FMC.

Proponent maintains that the Staff has misapplied existing precedents in finding this resolution excludable as relating to ordinary business ("products.") Proponent also maintains that Staff has actually failed to even examine the human equality principle clearly raised in the Brook Proposal and if it had, Staff would have concluded that at a minimum the human equality component should appropriately be placed before the FMC shareholders. Therefore, I urge immediate attention and reversal by the Staff or the Commission.

LEGAL ANALYSIS:

The basis for the two components of the Brook Proposal arose from incidents across the world where FMC pesticides, such as Furadan and Marshal have been intentionally misused to poison wildlife. People have also been poisoned by Furadan. The basis for the second part of the Brook Proposal is the glaring differences between what chemical concentrations of Furadan United States citizens are not allowed to be exposed (residues only in certain foods) and the completely unregulated exposures which FMC allows people in other countries to be exposed, such as handling pure products in an unrestricted fashion.

The Proponent's Stewardship Component arguments in its January 24, 2011 submittal as it related to ordinary business presented arguments generally relating to extinction as the means to demonstrate that this issue raises sufficiently significant social policy issues as to distinguish it from other cases that dealt with product sales and marketing issues.

This appeal raises new arguments not previously presented which provide additional support for the position that the Brook Proposal does not just involve the socially significant issue of extinction, but also the environmental harm and public health impacts created by the illegal and uncontrolled uses of FMC pesticides.

A. THE SECURITY AND EXCHANGE COMMISSION ("SEC") HAS CONSISTENTLY DETERMINED THAT PROPOSALS THAT ATTEMPT TO MINIMIZE ADVERSE EFFECTS TO THE ENVIRONMENT AND PUBLIC HEALTH WILL NOT BE EXCLUDED

Proponent relies upon Staff's guidance as the basis for interpreting and distinguishing proposals that involve the company's ordinary business operations and those that do not. Staff Legal Bulletin No. 14E (CF), October 27, 2009 ("SLB 14E"), Staff Legal Bulletin No. 14A, July 12, 2002 ("SLB 14A"), Staff Legal Bulletin No. 14C (CF) June, 28, 2005 and Exchange Release No. 34-40018, May 21, 1998 ("ERN 40018") each discuss what types of proposed activities may involve ordinary business operations and whether Staff has determined that those that do, would transcend such day-to-day business matters as to not be excludable. To paraphrase these Bulletins, proponent maintains that the "stewardship" component of the Brook Proposal if implemented would, among other things, act to minimize or eliminate activities of FMC which are currently causing environmental harm and negatively impacting the public health. Therefore, the Brook Proposal raises sufficiently significant social policy issues that would not be considered to be excludable because the proposal transcends the day-to-day business matters.

Staff Guidance, SLB 14E, states in part:

> B. What analytical framework will we apply in determining whether a company may exclude a proposal related to risk[1] under Rule 14a-8(i)(7)
>
> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C, in analyzing such requests, we have sought to determine whether the proposal and

---

[1] The Brook Proposal indirectly raises issues relating to risk, but, the analysis used by Staff in this and other Bulletins and decisions should still consistent with the analysis presented under SLB 14E.

> supporting statement as a whole relate to the company engaging in an evaluation of risk, which is a matter we have viewed as relating to a company's ordinary business operations. To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. **To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).** (Emphasis added.)

Proponent maintains that this part of the Brook Proposal is exactly what the SEC is stating should not be excluded, since a basic focus of this proposal is to eliminate or minimize operations that may adversely affect the environment or the public's health. The supporting documents to the Brook proposal raise these environmental and health concerns as one of the reasons for this proposal.

The uncontrolled and illegal uses of FMC pesticides in Africa and the even within the United States as recently as this year, creates threats and impacts to the environment and the public's health. Furadan and its break down products have been found in surface runoff and groundwater in the United States and it causes harm to wildlife and people who may use surface or groundwater for potable water. This information has been confirmed by respected United States Governmental Agencies, such as the United States Environmental Protection Agency ("EPA") and the United States Fish and Wildlife Service ("FWS.") This information was exhaustively listed with reference documents in the original January 24, 2011 arguments presented by the Proponent. See footnotes: 6, 8, 10, 12, 15, 16, 17, 18, 21, 22, 24, 31, 33, and 38, from the January 24, 2011 Proponent's letter to the Staff.

Staff should also look at additional information showing the known direct adverse impacts of pesticides released to the environment, such as carbofuran (Furadan is FMC's brand name for its carbofuran product) in drinking water impacts in the United States such as EPA reports, like http://water.epa.gov/drink/contaminants/basicinformation/carbofuran.cfm and how EPA identified the ecological harm created by the legal uses of carbofuran http://www.epa.gov/oppsrrd1/REDs/factsheets/carbofuran_ired_fs.htm and FWS information on pesticide impacts such as : http://www.fws.gov/contaminants/issues/pesticides.cfm.

The Brook Proposal which asks for an FMC report on misuse of FMC pesticides is directly focused on ways to reduce harm to wildlife, to the environment and to human health. Everyone admits, including FMC, that the issue presented in the Brook Proposal relates to the improper, unregulated and illegal misuse of Furadan and other pesticides in Africa and elsewhere. FMC Pesticides are being intentionally misused and one consequence has been adverse impacts to the environment, not just animal deaths, but also the contamination of the soil and groundwater from the unregulated dumping of these chemicals.

Therefore the Brook Proposal fits squarely within the consistently held determination of the SEC that when a proposal has focused on a company, such as FMC, "minimizing or eliminating operations that may adversely affect the environment of the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7.)" Since the Brook Proposal does exactly what the SEC has previously held will not be excluded, the SEC should now act to change its recommendation to FMC and require that the Brook Proposal be included in the 2011 annual proxy statement.

While the proponent believes Staff guidance documents are sufficient to complete the SEC determination, there are any number of Staff No-Action Letters which support this position also. If one were to examine a case with parallels, it would be *Devry, Inc.*, (Avail. Sept. 25, 2009) whereby People for the Ethical Treatment of Animals ("PETA") submitted a proposal to enact a policy prohibiting all medically unnecessary surgeries [on animals.] PETA, in this case was also proposing the creation of a company-wide policy. While Devry argued that the proposal implicated ordinary business, PETA, argued that the issues which its proposal raised, humane treatment and harm to animals, transcended the day-to-day business operations and that it raised policy issues so significant that it would be appropriate for a shareholder vote. PETA cited to the *Wyeth* decision, (Avail. Feb 4, 2004,) *Wendy's Int'l* (Avail. Feb. 8, 2005) *Hormel Foods Corp.* (Avail. Nov. 10, 2005) and *Woolworth Corp.* (Avail. April 11, 1991) as support for its position. Staff was unable to concur that Devry could exclude the PETA proposal under Rule 14a-8(i)(7.) Since the Brook Proposal raises the same issues of harm, Staff should draw the same conclusion and allow the Brook Proposal to proceed.

There are numerous other decisions that provide confirmation that the nature of the Brook Proposal does not constitute grounds for exclusion under Rule 14a-8(i)(7.) In, *Chesapeake Energy Corporation*, (dated April 13, 2010) a proposal was made for the company to prepare a report and to establish policies relating to its operations involving the drilling for natural gas. The company argued that creation of a policy would be an attempt to micro-mange this drilling process and that drilling did not raise significant social policy issues. The proponent relied upon Staff guidance, as to environmental harm and human health impacts, and Staff was unable to concur that the proposal should be excluded under Rule 14a-8(i)(7), among others. The request for the preparation of a report as to the misuse of FMC pesticides and preventing environmental harm, is no different than what the Brook Proposal is asking for FMC to perform.

See, also, *Intel Corporation*, (dated, March 13, 2009) whereby a proposal was made to create a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water; *NRG Energy, Inc.*, (dated, March 12, 2009) where a request was made for a report on Carbon Principles; and *Chevron Corporation*, (dated March 21, 2008) where a proposal requested development of guidelines for country selection as it involved investing in countries based upon human rights issues. While each of these cases involved different substantive issues, the common denominator was that in each situation, Staff was unable to concur with the companies that any of these proposals should be excluded under Rule 14a-8(i)(7), since each involved efforts to minimize or eliminate environmental harm and/or matters that raised significant social policy issues. In each of these cases, the request for the preparation of a report and/or the establishment of a policy or policies is no different than what the Brook Proposal is asking for FMC to perform.

ONE MORE MAJOR LEGAL ISSUE NOT PREVIOUSLY ADDRESSED:

There is one other major legal issue which was not previously discussed in the original documents submitted by the Proponent, which addresses the issue of illegal acts and ordinary business. Proponent maintains that the definition of "ordinary business" by its very nature cannot and should not envision the SEC ever classifying shareholder proposals that deal with using company products for criminal acts, to ever be considered by their very nature as "ordinary business." The Brook Proposal by its own words, deals with intentional misuse, not proper use of FMC products and all of those misuses involve improper and mostly illegal use of a product for something it was not specifically designed or approved for. These types of activities which the Brook Proposal intends to identify are not part of FMC's normal corporate activities, since it never researched or attempted to license its products as a lion killer or human poison.

A diligent effort by the Proponent to research any similar shareholder proposals relating to product misuse for criminal enterprises could not be found. There are some matters that dealt with asking for investigations of criminal behavior by officers or the corporation, but no identified decisions relating to intentional product misuse for criminal enterprises. The basic distinction is that the identified ordinary business exclusions appear to all focus on controlling or stopping the sales of legal products, like guns, tobacco, war toys, glue traps, explicit photos, birds, etc. All of these involved attempts to regulate the use of legal products for which a proponent thought they were not socially or morally proper. Thus, staff has previously determined that it will not intrude upon these management decisions. The matter before the Staff in this instance deals with the use of legal products for illegal purposes.

The nature of the Brook Proposal is completely distinguishable from these other matters, since it only raises issues about illegal or intentional misuse of FMC products. This issue is not ordinary business, since if FMC had been properly managing the illegal use of its products, worldwide scientific reports and press stories would not be generated showing the ecological havoc which this misuse of its products is causing. First, Staff has noted that, "... the presence of widespread public debate regarding an issues is among the factors to be considered in determining whether proposal concerning that issue "transcend the day-to-day business matter." (SLB 14A) This issue certainly has raised worldwide debate. Second, this issue again raises sufficiently significant social policy issues, specifically the role that shareholders can and should play in helping a corporation to understand how its products are being criminally misused around the world in a fashion which is creating adverse environmental harm and negatively impacting human health. There is no comparison to other "product" cases involving questions about whether or not stores should sell certain products or not.

One other matter that relates to whether an FMC "product" is actually even a "product" subject to SEC Jurisdiction. FMC manufactures Marshal (carbosulfan) which is not registered or regulated in any way for sale in the United States. Non Governmental Organizations in Africa have alleged that Marshal is now being intentionally misused to poison animals, adversely impact the environmental and the public health. The Brook Proposal includes Marshal. Proponent maintains that since Marshal is completely unregulated by the United States government, that its use cannot legally be considered "ordinary business," since the structure of the SEC is based upon the government having jurisdiction over the operations of a company. The SEC cannot regulate FMC's operations in its management and production of Marshal. It is respectfully argued that since the SEC has no authority over FMC's activities with Marshal, it should defer to shareholder owners of the company to raise these international issues, for which there is no other avenue of control. Therefore the Staff should not allow for the exclusion of the Brook Proposal on the grounds of "ordinary business," since the production of Marshal as an unregulated product falls out of that category. The Staff should notify the Proponent if Staff would like additional briefing on this subject.

Therefore, proponent concludes and also requests the Staff to conclude that this shareholder proposal involving illegal and intentional misuse of FMC pesticides should not in any fashion be considered "ordinary business." But, by some strange chance, even if Staff were to consider matters involving illegal product usage as such, it should still require FMC to include the proposal since the nature of the proposal raises sufficiently significant social policy issues, i.e. environmental impact and human health, that would not be considered excludable because the proposal transcends the day-to-day business matters of FMC.

B. WHILE THE SEC NEVER REVIEWED THE HUMAN EQUALITY DECLARATION, IT SHOULD NEVERTHELESS BE INCLUDED IN THE FMC 2011 PROXY MATERIALS

The Staff failed to address the issue in the Brook Proposal as it relates to the request for a Human Equality Declaration. The last paragraph of the Brook Proposal calls upon the Board to act by: "Incorporating in the FMC Corporate Responsibility Principles a human equality declaration stating that FMC will treat third world people no differently that Americans as it relates to U.S. pesticide exposure limits." This part of the Brook Proposal has nothing to do with product stewardship, it has to do with creating a corporate culture which respects the value of human rights and human equality.

Proponent relies upon all arguments presented in his January 24, 2011, and his February 8, 2011 letter submittals to the Staff to support his position that this part of the proposal should be incorporated into the proxy materials.

In addition, this component of the Brook Proposal has nothing to do with products, it has to do with shareholders and the Board at FMC making a conscious decision as to how it views human beings across the world and what is fair and honest as to how and if it decides that all people should be treated equally, when it comes to human exposures to pesticides. The declaration has nothing to do with the how FMC sells or markets products, it has to do with human exposure and environmental health. FMC has its own Corporate Responsibility Principles, but it has never made any policy statement on human equality. The Brook Proposal was specifically prepared to initiate this discussion, since depending on where you live, a five year old child may be able to go to the corner store, purchase Furadan (or any other poison) take it home and play with it or eat it. That cannot happen in the United States. This topic is particularly relevant in light of accusations that United States companies are free to dump banned and other dangerous chemical products on third world people who are unaware of the dangers, ill-prepared and inadequately protected from human and environmental exposures to these chemicals.

FMC has never implemented the nature of this proposal and Proponent maintains that FMC cannot argue that this component raises "ordinary business" issues. Staff has not made any conclusion, since the only thing which Staff has stated in its one paragraph conclusion is that the Brook Proposal only relates to "products offered for sale." This is not true. Discussion and adoption of Human Equality Declaration by FMC has nothing to do with products offered for sale, therefore Proponent can only conclude that no action has been taken by the SEC on his request for this aspect of the Brook Proposal to be included in the 2011 FMC Annual Proxy Materials.

As stated above, the human rights and human equality request as presented in the Brook Proposal introduces issues which transcend the day-to-day business operations of FMC and raises policy issues so significant that it would be appropriate for a shareholder vote. The Staff has found consistently that shareholder proposals which relate to issues such as human rights would not be excluded under Rule 14a-8(i)(7). *See, Yahoo!, Inc.*, Dated April 16, 2007, specifically relating to establishing a board committee to examine the human rights of individuals in the United States and Worldwide, *See, Nucor Corporation*, Dated March 6, 2008, which related to a proposal for its global operations to adopt and implement additional policies to ensure the protection of fundamental human rights; and *See, Fidelity Aberdeen Street Trust*, Dated January 22, 2008, where management was asked to screen out investments in companies in the judgment of the board that had substantially contributed to genocide, patterns of extraordinary and egregious violations of human rights, and crimes against humanity.

REQUEST FOR RELIEF

As demonstrated above and in the record of this matter, the Brook Proposal is not excludable as ordinary business. Therefore, I request the Commission or Staff reverses its decision in this matter and inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Should you have any questions or would like any additional information please feel free to contact [illegible] & OMB Memorandum M-0[illegible] aware that FMC has objected to this request as time-challenged. I ask that this matter be dealt with as expeditiously as possible and I will assist in any way you require. I will also add that FMC has contributed to this time crunch by previously submitting rather large volumes of materials (twice) which most likely delayed the decision making process, so I am not sure that it has any grounds to complain about what is the Proponent's honest efforts to get a fair and impartial review of the SEC's original determination.

Sincerely,



David Brook

Cc: Ms. Andrea Utecht, FMC General Counsel

Andrea E Utecht
Executive Vice President,
General Counsel and Secretary

FMC Corporation
1735 Market Street
Philadelphia Pennsylvania 19103
215.299.6990

March 9, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Via Fax – 703-813-6983
and regular mail

Attn: Matthew McNair

Re: FMC Corporation
Shareholder Proposal of David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Dear Mr. McNair:

It has come to our attention that the proponent intends to appeal the Staff's ruling on February 25, 2011 granting our request for no action if we omit the shareholder proposal from our proxy statement for FMC's 2011 Annual Meeting of Stockholders. As communicated to you yesterday afternoon by our outside legal counsel, we are planning to print our proxy materials this week and commence mailing them to shareholders on Monday, March 21.

Please note that it would be very disruptive to our annual meeting preparations if we were required to delay printing and mailing our proxy materials, or if we were required to subsequently print and distribute supplemental proxy materials with a new proxy card to all record and beneficial holders of our stock. In either such case, we would also face the prospect of having to reschedule our annual meeting.

The Company noted "ordinary business operations" (Rule 14A-8(I)(7)) as a ground for exclusion in its initial December filing, and the issue was addressed by both the Company and the proponent shareholder in extensive filings submitted to the SEC. Substantively, we believe the record does support the SEC's decision that the proposal should be excluded as addressing an issue within the scope of our "ordinary business operations." Further, under all relevant procedures, any appeal would necessarily be limited to the record before the SEC when it issued its February 25 ruling. Given that the shareholder plans to appeal at some indefinite future date, on the basis of new information which he did not previously supply to the record, we respectfully submit that any appeal should be summarily dismissed. If it is not, and the SEC agrees to grant the proponent's request for reconsideration, we believe it would be necessary for the SEC to provide the Company an opportunity to respond.

Accordingly, in light of our pressing need to print and mail proxy materials so that our shareholders' Annual Meeting may proceed as scheduled, we ask that the SEC promptly reject any potential appeal so that the Company may print the proxy without this shareholder proposal.

Regards,



Andrea E. Utecht

AEU/amd

cc: David Brook – via e-mail and regular mail